Achieve Life Sciences, Inc.

1001 W. Broadway, Suite 400

Vancouver, British Columbia, V6H 4B1

December 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christine Westbrook

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-1 (File No. 333-228596) originally filed November 29, 2018, as amended.

Requested Date: December 7, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Alan Smith and Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, Mr. Smith at (206) 389-4530.

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ John Bencich
John Bencich
Chief Financial and Operating Officer

cc:     Richard Stewart, Chairman and Chief Executive Officer

Achieve Life Sciences, Inc.

Alan C. Smith

Robert Freedman

Amanda Rose

Fenwick & West LLP